                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                              -------------------------

                                   SCHEDULE 14D-1/A
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE
                                     ACT OF 1934
                                 (AMENDMENT NO. 4)

                              -------------------------

                      COURTYARD BY MARRIOTT LIMITED PARTNERSHIP
                            A DELAWARE LIMITED PARTNERSHIP
                              (NAME OF SUBJECT COMPANY)

                                 PALM INVESTORS, LLC
                         A DELAWARE LIMITED LIABILITY COMPANY
                                  ARLEN CAPITAL, LLC
                                       (BIDDER)


                        UNITS OF LIMITED PARTNERSHIP INTEREST
                            (TITLE OF CLASS OF SECURITIES)

                                         None
                        (CUSIP Number of Class of Securities)


                                 Arlen Capital, LLC
                               Don Augustine, Manager
                        1650 Hotel Circle North - Suite 200
                            San Diego, California  92108
                                   (619) 686-2002
            (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications on Behalf of Bidder)

                              -------------------------


AMENDMENT NO. 4 TO SCHEDULE 14D-1
This Amendment No. 4 amends the Offer to Purchase on Schedule 14D-1 filed with the Securities and Exchange Commission on May 26, 1998 (the "Schedule 14D-1") by Palm Investors, LLC, a Delaware limited partnership (the "Purchaser"), relating to the Offer by the Purchaser to purchase up to 115 units of limited partnership interest ("Units") in Courtyard by Marriott Limited Partnership, a Delaware Limited Partnership (the "Partnership"), for a purchase price of $85,000 per Unit, upon the terms and conditions set forth in the Offer to Purchase dated May 26, 1998, as amended by Amendment No. 1, dated June 26, 1998, Amendment No. 2, dated July 17, 1998 and Amendment No. 3, dated July 29, 1998 and the related Agreement of Sale (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 1.   SECURITY AND SUBJECT COMPANY

     Items 1(a) and 1(b) are hereby supplemented and amended to include the information set forth in the "Introduction" of the Supplement to the Offer to Purchase, a copy of which is attached as Exhibit (a)(7) (the "Supplement") is hereby supplemented and amended to include the information set forth on page 1 of the Supplement, which information is incorporated herein by reference.

     Item 1(b) is further supplemented and amended to include the information set forth in Section 7 ("Purpose and Effect of the Offer") of the Supplement, which information is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND

     Items 2(a)-(d) and 2(g) are hereby supplemented and amended to include the information set forth in Section 12 ("Source and Amount of Funds") of the Supplement, which information is incorporated herein by reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 4 (a) is hereby supplemented and amended to include the information set forth in Section 12 ("Source and Amount of Funds") of the Supplement, which information is incorporated herein by reference.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     Items 5(a)-(g) are hereby supplemented and amended to include the information set forth in the "Introduction," Section 7 ("Purpose and Effect of the Offer") of the Supplement, which information is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION

     Items 10(b)-(c) are hereby supplemented and amended to include the information set forth in the "Introduction," Section 7 ("Purpose and Effect of the Offer") of the Supplement, which information is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     Item 11 is hereby supplemented and amended by adding the following, copies of which are attached hereto as exhibits:

     (a)(7)    Supplement to Offer to Purchase dated August 3, 1998.
     (a)(8)    Cover Letter, dated August 3, 1998 from Purchaser to Limited
               Partners.
     (a)(9)    Agreement of Sale




                                      SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    August 3, 1998           PALM INVESTORS, LLC

                                   By:  Arlen Capital, LLC
                                        its Manager

                                        By:  /S/ DON AUGUSTINE
                                             ----------------------
                                             Don Augustine, Manager

                                   ARLEN CAPITAL, LLC



                                        By:  /S/ DON AUGUSTINE
                                             ----------------------
                                             Don Augustine, Manager


                                          3